

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

October 31, 2013

Via E-mail
Mr. Howard B. Schiller
Executive Vice President and Chief Financial Officer
Valeant Pharmaceuticals International, Inc.
4787 Levy Street
Montreal, Quebec
CANADA, H4R 2P9

Re: Valeant Pharmaceuticals International, Inc.
Form 10-K for the Fiscal Year Ended December 31, 2012
Filed February 28, 2013
File No. 001-14956

Dear Mr. Schiller:

  We have reviewed your October 1, 2013 response to our September 18, 2013 letter and have the following comment.

  Please respond to this letter within 10 business days by providing the requested information or by advising us when you will provide the requested response. If you do not believe the comment applies to your facts and circumstances, please tell us why in your response. Please furnish us a letter on EDGAR under the form type label CORRESP that keys your response to the comment.

  After reviewing the information provided, we may raise additional comments and/or request that you amend your filing.

Notes to Consolidated Financial Statements
Note 21: Income Taxes, page F-72

1. We acknowledge your response to comment 1. In order to help us understand the mix comprising your foreign tax benefits of 145% of foreign pre-tax loss in 2012 and 681% of 2011 foreign pre-tax income, please provide us a listing by jurisdiction of pre-tax income/loss and tax provision/benefit segregated between current and deferred. For each jurisdiction with a significant tax benefit, please explain to us how that benefit is realizable in that jurisdiction, especially if that jurisdiction has a pre-tax loss.

You may contact Ibolya Ignat, Staff Accountant, at (202) 551-3656 or Mark Brunhofer, Senior Staff Accountant, at (202) 551-3638 if you have questions regarding the comment. In this regard, do not hesitate to contact me at (202) 551-3679.

Sincerely,

/s/ Jim B. Rosenberg

Jim B. Rosenberg
Senior Assistant Chief Accountant